Exhibit 3.1b
PREFERENCES AND RIGHTS OF

SERIES A PREFERRED STOCK OF

MAGNEGAS CORPORATION

Magnegas Corporation, a Delaware Corporation (the “Corporation”), DOES HEREBY CERTIFY:

Pursuant to authority expressly granted and vested in the Board of Directors of the Corporation by the provisions of the Corporation’s Certificate of Incorporation, as amended, the Board of Directors adopted the following resolution on April 2, 2007 authorizing 1,000,000 shares, par value $0.001 series of the Corporation’s Series A Preferred Stock (the “Series A Preferred Stock”) out of the Corporation’s previously authorized 10,000,000 shares of preferred stock, $0.001 par value per share, providing for the designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, of 1,000,000 shares of Series A Preferred Stock of the Corporation;

RESOLVED:  That pursuant to the authority vested in the Board of Directors of the Corporation by the Corporation’s Certificate of Incorporation (the “Certificate of Incorporation”) as amended, the Series A Preferred Stock is created out of the 10,000,000 authorized but unissued shares of the capital preferred stock of the Corporation, such Series A Preferred Stock, to consist of 1,000,000 shares, $0.001 par value per share, which shall have the following preferences, powers, designations and other special rights;

1.           Voting.  Holders of the Series A Preferred Stock shall have One Hundred Thousand (100,000) times that number of votes on all matters submitted to the shareholders that is equal to the number of shares of Common Stock (rounded to the nearest whole number), at the record date for the determination of the shareholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of such shareholders is effected.

2.           Dividends.  The holders of each share of the Series A Preferred Stock then outstanding shall be entitled to receive non-cumulative cash dividends, at the annual dividend rate, out of any funds and assets of the Corporation legally available therefore, prior and in preference to any declaration or payment of any dividend payable on the Common Stock.  Such non-cumulative dividends shall be payable only if, as, and when declared by the Board; provided, however, that such non-cumulative dividends, only if declared, will be automatically payable, upon any liquidation event described below.

3.           Liquidation Preference.  Upon the liquidation, dissolution and winding up of the Corporation, whether voluntary or involuntary, the holders of the Series A Preferred Stock then outstanding shall be entitled to receive out of the assets of the Corporation, whether from capital or from earnings available for distribution to its stockholders, before any amount shall be paid to the holders of common stock, an amount equal to the liquidation price per share of the Series A Preferred Stock.

4.           Conversion and Redemption.  The Series A Preferred Stock has no conversion rights or mandatory redemption features.

5.            Vote to Change the Terms of or Issue Series A Preferred Stock.  The affirmative vote at a meeting duly called for such purpose, or the written consent without a meeting, of the holders of not less than fifty-one percent (51%) of the then outstanding shares of Series A Preferred Stock shall be required for (i) any change to  the Corporation’s Articles of Incorporation that would amend, alter, change or repeal any of the preferences, limitations or relative rights of the Series A Preferred Stock, or (ii) any issuance of additional shares of Series A Preferred Stock.

6.           Notices.  In case at any time:

(a)           the Corporation shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or other rights; or

(b)           there shall be any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Corporation’s assets to another Person or other transaction in each case, which is effected in such a way that holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock, referred to herein as an “Organic Change”;

then, in any one or more of such cases, the Corporation shall give, by first class mail, postage prepaid, or by facsimile or by recognized overnight delivery service to non-U.S. residents, addressed to the Registered Holders of the Series A Preferred Stock at the address of each such Holder as shown on the books of the Corporation, (i) at least twenty (20) Trading Days prior written notice of the date on which the books of the Corporation shall close or a record shall be taken for such subscription rights or for determining rights to vote in respect of any such Organic Change and (ii) in the case of any such Organic Change, at least twenty (20) Trading Days’ prior written notice of the date when the same shall take place.  Such notice in accordance with the foregoing clause (i) shall also specify, in the case of any such subscription rights, the date on which the holders of Common Stock shall be entitled thereto, and such notice in accordance with clause (ii) shall also specify the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon such Organic Change.

7.           Record Owner.  The Corporation may deem the person in whose name shares of Series A Preferred Stock shall be registered upon the registry books of the Corporation to be, and may treat him as, the absolute owner of the Series A Preferred Stock for the purposes of conversion and for all other purposes, and the Corporation shall not be affected by any notice to the contrary.  All such payments and such conversion shall be valid and effective to satisfy and discharge the liabilities arising under this Certificate of Designations to the extent of the sum or sums so paid or the conversion so made.

8.           Register.  The Corporation shall maintain a transfer agent, which may be the transfer agent for the Common Stock or the Corporation itself, for the registration of the Series A Preferred Stock.  Upon any transfer of shares of Series A Preferred Stock in accordance with the provisions hereof, the Corporation shall register or cause the transfer agent to register such transfer on the Stock Register.

IN WITNESS WHEREOF, Dr. Ruggero Maria Santilli, Chief Executive Officer of the Corporation, under penalties of perjury, does hereby declare and certify that this is the act and deed of the Corporation and the facts stated herein are true and accordingly has signed this Certificate of Designations on April 2, 2007.

/s/ Dr. Ruggero Maria Santilli
Dr. Ruggero Maria Santilli